Filed Pursuant to Rule 433

Registration No. 333-227875

November 13, 2019

MURPHY OIL CORPORATION

Pricing Term Sheet

$550,000,000 5.875% Notes due 2027

This pricing term sheet, dated November 13, 2019 (this “Pricing Term Sheet”), to the preliminary prospectus supplement, dated November 13, 2019 (the “Preliminary Prospectus Supplement”), of Murphy Oil Corporation is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Murphy Oil Corporation (the “Company”)

Expected Ratings*:	Ba2 (Moody’s) / BB+ (S&P) / BB+ (Fitch)

Security Type:	Senior Unsecured Notes

Format:	SEC-registered

Pricing Date:	November 13, 2019

Settlement Date**:	November 27, 2019 (T+10)

Maturity Date:	December 1, 2027

Interest Payment Dates:	Semi-annually in arrears on June 1 and December 1 of each year, beginning June 1, 2020

Record Dates:	May 15 and November 15

Principal Amount:	$550,000,000

Benchmark:	UST 2.25% due November 15, 2027

Spread to Benchmark:	+406 bps

Yield to Maturity:	5.875%

Coupon:	5.875%

Public Offering Price:	100.000%, plus accrued interest from November 27, 2019

Optional Redemption:

Make-whole redemption, in whole or in part, at the Company’s option, at Treasury Rate + 50 basis points prior to December 1, 2022, plus accrued and unpaid interest on the principal amount of the notes being redeemed to, but not including, the redemption date

On or after December 1, 2022, in whole or in part, at the Company’s option, at the redemption prices set forth below (expressed in percentages of principal amount of the notes being redeemed on the redemption date), plus accrued and unpaid interest on the principal amount of the notes being redeemed to, but not including, the redemption date during the twelve-month period beginning on December 1 of the years indicated below:

Period	Redemption Price
2022	102.938%
2023	101.958%
2024	100.979%
2025 and thereafter	100.000%

Repurchase Upon a Change of Control Triggering Event:	If a change of control triggering event (as defined in the Preliminary Prospectus Supplement) occurs, the Company must offer to repurchase the notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase

Use of Proceeds***:	The Company intends to use the net proceeds from the offering of the notes, together with cash on hand, to fund the Tender Offers and any related premiums, penalties, fees and expenses in connection with the foregoing.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	626717 AM4 / US626717AM42

Joint Physical Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. MUFG Securities Americas Inc.

Joint Book-Running Managers:	DNB Markets, Inc. Regions Securities LLC Scotia Capital (USA) Inc. Wells Fargo Securities, LLC

Co-Managers:

BMO Capital Markets Corp.

Capital One Securities, Inc.

HSBC Securities (USA) Inc.

SMBC Nikko Securities America, Inc.

Hancock Whitney Investment Services, Inc.

SG Americas Securities, LLC

Standard Chartered Bank

*

An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. Each rating of the notes should be evaluated independently of any other rating and of similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

**

It is expected that delivery of the notes will be made against payment therefor on or about November 27, 2019, which is the tenth business day following the date hereof (such settlement cycle being referred to as “T+10”). Under Rule15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next seven succeeding business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the date of delivery hereunder should consult their own advisors.

***	This Pricing Term Sheet is not an offer to purchase or a solicitation of an offer to sell the Tender Notes, and the Tender Offers will be made solely pursuant to the Offer to Purchase.

The Company has filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and any other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and the accompanying prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533.